Exhibit 21.1

List of Principal Subsidiaries of Aigo Holding Limited.

Subsidiary	Jurisdiction
Aigoleo Limited	Hong Kong

Sanmu Express Limited	Hong Kong

Aigostar Spain Limited	Hong Kong

Fuzhou Aigou Juxing Investment Co. Ltd.	PRC

Aigostar BV	Netherlands

Aigostar SP.Z O.O	Poland

Imperial Nobleza SL	Spain

Alpha Aigostar SL	Spain

Aigotech Onsynk SL	Spain

Primetech Madrid SL	Spain

Fuzhou Aigostar Optoelectronic Technology Co., Ltd.	PRC